UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 09 May 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

APPOINTMENT OF DIRECTOR

The Board of Harmony Gold Mining Company Limited (“Harmony”) is
pleased to announce the appointment of Vishnu Pillay as
Independent Non-executive Director of the Company, effective 8 May
2013.

Vishnu joined Anglo American Platinum Limited (AAPL) in January
2011 as Executive Head: Joint Ventures. Before joining AAPL, he was Executive Vice President, South Africa Region of Gold Fields,
prior to which he was Vice President and Head of Operations at
Driefontein Gold Mine. Vishnu’s 25 year career at Gold Fields was interrupted by a brief period with the Council for Scientific and
Industrial Research (“CSIR”) where he was Director of Mining
Technology and Group Executive for Institutional Planning and
Operations. Vishnu is currently the Executive Head: Anglo
American Platinum Joint Venture Operations (South Africa).

Vishnu will serve on the Board’s Technical and Investment
committees.

Harmony Gold Mining Company Limited’s Chairman, Patrice Motsepe
said, “We are pleased to welcome Vishnu to the Board of Harmony.
He will make significant contributions to the development and growth of Harmony”.

The above appointment follows the appointment of Karabo Nondumo as an Independent Non-executive director to the Board announced on
SENS on Monday, 6 May 2013.

For more details contact:

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

9 May 2013

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 9, 2013
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director